ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

February 16, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Decker:

We refer to the comment letter for the Securities and Exchange Commission (the “Commission”) dated February 2, 2018, with respect to the Form 20-F for the year ended December 31, 2016, of Avino Silver & Gold Mines Ltd. (the “Company”). The Company, and its auditors, lawyers, and other advisors, are reviewing and considering the comments with a view to addressing the comments as soon as practicable. The Company has determined that additional time is required to properly consider and address the comments, and respectfully requests an extension to March 2, 2018. It is our expectation that the Company will be in a position to furnish the Commission with a response letter by that date.

Please contact the undersigned at (604) 682-3701 if you have any questions or need any additional information.

Yours very truly,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”

Malcolm Davidson, CPA, CA

Chief Financial Officer